UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant’s name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On July 20, 2020, InflaRx N.V. (the “Company”) entered into a Sales Agreement with SVB Leerink LLC that provides for sales of common shares of the Company pursuant to an “at-the-market” offering.  A copy of the Sales Agreement is attached hereto as Exhibit 99.1.

Arnd Christ has notified the Company of his decision to resign as Chief Financial Officer in order to pursue a new opportunity. Mr. Christ will continue to serve as Chief Financial Officer during the notice period under his employment agreement with the Company.  Jason Marks has notified the Company of his decision to resign as Chief Legal Officer and General Counsel in order to pursue a new opportunity, effective July 31, 2020.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (File No. 333-239759), and Form S-8 (File No. 333-221656) of InflaRx N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: July 20, 2020	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Sales Agreement, dated as of July 20, 2020, between InflaRx N.V. and SVB Leerink LLC